UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On September 30, 2025, Enlight Renewable Energy Ltd. (the “Company”) held a Special and Annual General Meeting of shareholders (the “Meeting”) at the Company's offices at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the applicable required majority in accordance with the Israeli Companies Law, 5759-1999 and the Company’s articles of association, each of the proposals set forth in the Company’s notice and proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on August 7, 2025 (“Proxy Statement”), as detailed below:

(1)
The shareholders approved the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.

For	% of shares voted For of total shares voted (excluding abstentions)	Against	% of shares voted Against of total shares voted (excluding abstentions)	Abstain
89,753,428	99.9%	52,643	0.1%	7,081,093

(2)
The shareholders approved the election of each of the following nominees to the Board of Directors, to hold office until close of the Company’s annual general meeting to be held in 2026, and until his or her successor has been duly elected or appointed, or until his or her office has been vacated pursuant to any applicable law or the Articles of Association:

Nominee	For	% of shares voted For of total shares voted (excluding abstentions)	Against	% of shares voted Against of total shares voted (excluding abstentions)	Abstain
Mr. Gilad Yavetz	90,263,311	92.2%	7,617,594	7.8%	6,833
Mr. Yair Seroussi	78,950,828	80.7%	18,936,364	19.3%	2,103
Ms. Liat Benyamini	97,677,710	99.8%	209,466	0.2%	2,119
Ms. Michal Tzuk	97,084,411	99.2%	802,764	0.8%	2,120
Ms. Alla Felder	80,109,964	81.8%	17,777,212	18.2%	2,119
Dr. Shai Weil	97,372,429	99.5%	514,763	0.5%	2,103
Mr. Yitzhak Betzalel	97,519,604	99.6%	367,671	0.4%	2,020
Mr. Zvi Furman	96,446,557	98.5%	1,440,719	1.5%	2,019

(3)	The shareholders approved amendments to the Compensation Policy for executive officers and directors, substantially in the form attached to the Proxy Statement as Exhibit A.

For	% of shares voted For of total shares voted (excluding abstentions)	Against	% of shares voted Against of total shares voted (excluding abstentions)	Abstain
83,666,977	85.5%	14,219,898	14.5%	2,421

(4)	The shareholders approved the compensation of Ms. Adi Leviatan, our newly appointed Chief Executive Officer.

For	% of shares voted For of total shares voted (excluding abstentions)	Against	% of shares voted Against of total shares voted (excluding abstentions)	Abstain
92,623,903	94.6%	5,263,280	5.4%	2,112

(5)	The shareholders approved the compensation of Mr. Gilad Yavetz, our newly appointed full-time Executive Chairman of the Board of Directors.

For	% of shares voted For of total shares voted (excluding abstentions)	Against	% of shares voted Against of total shares voted (excluding abstentions)	Abstain
91,550,859	93.5%	6,336,334	6.5%	2,103

(6)	The shareholders approved the compensation of Mr. Yair Seroussi, our newly appointed Vice Chairman of the Board of Directors.

For	% of shares voted For of total shares voted (excluding abstentions)	Against	% of shares voted Against of total shares voted (excluding abstentions)	Abstain
71,171,554	72.7%	26,715,622	27.3%	2,120

Incorporation by Reference

Other than as indicated below, the information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-271297).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: October 1, 2025	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
VP GC